UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported): July 5, 2022 (July 5, 2022) HEALTHCARE TRUST OF AMERICA, INC. HEALTHCARE TRUST OF AMERICA HOLDINGS, LP (Exact name of registrant as specified in its charter) Maryland (Healthcare Trust of America, Inc.) 001-35568 20-4738467 Delaware (Healthcare Trust of America Holdings, LP) 333-190916 20-4738347 (State or other jurisdiction of incorporation or organization) (Commission File Number) (I.R.S. Employer Identification No.) 16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona 85254 (480) 998-3478 (Address of Principal Executive Office and Zip Code) (Registrant’s telephone number, including area code) www.htareit.com (Internet address) N/A (Former name or former address, if changed since last report) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading symbol(s) Name of each exchange on which registered Class A Common Stock, $0.01 par value per share HTA New York Stock Exchange Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter): Healthcare Trust of America, Inc. ☐ Emerging growth company Healthcare Trust of America Holdings, LP ☐ Emerging growth company If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Healthcare Trust of America, Inc. ☐ Healthcare Trust of America Holdings, LP ☐

Item 7.01 Regulation FD Disclosure. On July 5, 2022, Healthcare Trust of America, Inc. (NYSE: HTA) (“HTA”) issued a press release providing preliminary leasing results for the three months ended June 30, 2022. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K. The information included in this Item 7.01 to this Current Report on Form 8-K, including Exhibit 99.1, is deemed “furnished” and not filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. This Current Report on Form 8-K contains forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and those regarding the intent, belief or expectations of HTA and Healthcare Trust of America Holdings, LP (“HTALP” and, together with HTA, the “Company”). These statements are based on the Company’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, it can give no assurance that its expectations will be attained. Factors which could have a material adverse effect on the Company’s expectations include, but are not limited to, the factors identified in the Company’s filings with the Securities and Exchange Commission, including the financial statements and related notes as well as the “Risk Factors” section in the Company’s most recent Annual Report on Form 10-K, as updated by the subsequent filings under the Securities Exchange Act of 1934, as amended. The Company expressly disclaims any obligation to update or revise any information in this Current Report on Form 8-K, including forward-looking statements, whether to reflect any change in their expectations, any change in events, conditions or circumstances, or otherwise. Item 9.01 Financial Statements and Exhibits. (d) Exhibits. 99.1 Press release dated July 5, 2022. 104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized. Healthcare Trust of America, Inc. Date: July 5, 2022 By: /s/ Peter N. Foss Name: Peter N. Foss Title: Interim President and Chief Executive Officer Healthcare Trust of America Holdings, LP By: Healthcare Trust of America, Inc., its General Partner Date: July 5, 2022 By: /s/ Peter N. Foss Name: Peter N. Foss Title: Interim President and Chief Executive Officer

Exhibit 99.1 HEALTHCARE TRUST OF AMERICA, INC. REPORTS RECORD LEASING IN THE SECOND QUARTER Signs Most New Leases in Company’s History as Leased Rate Increases on a Sequential Basis Leading Proxy Advisory Firm ISS Recognizes the Inherent Value in the Transaction with HR SCOTTSDALE, Ariz., July 5, 2022 - Healthcare Trust of America, Inc. (NYSE: HTA) (“HTA”) reported that during the second quarter the Company signed its highest level of new leases, approximately 283,000 square feet, since going public in 2012. The Company also signed approximately 550,000 square feet of renewal leases. As a result of HTA’s strong performance, total portfolio leased rate increased by 0.3% since Q1 2022, and the Company ended the period at 89.6%. HTA’s new leasing spans across the entire portfolio, with more than 90 leases signed at an average of approximately 3,000 square feet per lease. The Company achieved more than 10,000 square feet of leasing in 10 of its key markets, and more than 5,000 square feet in 17 of those markets. Preliminary re-leasing spreads for the quarter are expected to range from 3% to 4%, and leasing concessions are anticipated to be consistent with the Company’s recent performance. “Over the past year, the HTA team has worked to refine and implement our strategic growth plan, and these strong results are a testament to that and underscore the potential for further growth as we build on this momentum,” stated Peter N. Foss, CEO. “I am proud of all that our team has accomplished and thank them for their hard work and commitment to unlocking the value of our portfolio. As we work to complete our pending merger with Healthcare Realty Trust, we will continue executing our strategy to drive future earnings growth and shareholder value creation.” All results are preliminary and subject to final quarter-end closing procedures. Additional details will be provided when HTA files its second quarter financial results. In light of its pending merger transaction with HR, HTA will not provide earnings guidance for 2022. ISS Recognizes the Inherent Value in the Transaction with HR The Company is pleased that leading independent proxy advisory firm Institutional Shareholder Services, (“ISS”), recommended that HTA stockholders vote “FOR” the proposed merger with Healthcare Realty Trust Incorporated. As previously announced, HTA’s special meeting of stockholders will be held on July 15, 2022. Subject to a favorable shareholder vote, the merger is expected to close on July 20, 2022. About Healthcare Trust of America, Inc. Healthcare Trust of America, Inc. (NYSE: HTA) is the largest dedicated owner and operator of medical office buildings in the United States, with assets comprising approximately 26.0 million square feet of gross leasable area, and with $7.8 billion invested primarily in medical office buildings, as of March 31, 2022. HTA provides real estate infrastructure for the integrated delivery of healthcare services in highly-desirable locations. Investments are targeted to build critical mass in 20 to 25 leading gateway markets that generally have leading university and medical institutions, which generally translates to superior demographics, highly-educated graduates, intellectual talent and job growth. The strategic markets HTA invests in support a strong, long-term demand for quality medical office space. HTA utilizes an integrated asset management platform consisting of on-site leasing, property management, engineering and building services, and development capabilities to create complete, state of the art facilities in each market. We believe this drives efficiencies, strong tenant and health system relationships, and strategic partnerships that result in high levels of tenant retention, rental growth and long-term value creation. Headquartered in Scottsdale, Arizona, HTA has developed a national brand with dedicated relationships at the local level. Founded in 2006 and listed on the New York Stock Exchange in 2012, HTA has produced attractive returns for its stockholders that have outperformed the US REIT index, since inception. More information about HTA can be found on the Company’s website (www.htareit.com), Facebook, LinkedIn and Twitter.

Forward-Looking Language This press release contains certain forward-looking statements with respect to HTA. Forward-looking statements are statements that are not descriptions of historical facts and include statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because such statements include risks, uncertainties and contingencies, actual results may differ materially and in adverse ways from those expressed or implied by such forward- looking statements. These risks, uncertainties and contingencies include, without limitation, the following: HTA’s ability to consummate the merger (the “Merger”) with Healthcare Realty Trust Incorporated (“HR”) on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement relating to the Merger; risks related to diverting the attention of HTA and HR management from ongoing business operations; failure to realize the expected benefits of the Merger; significant transaction costs and/or unknown or inestimable liabilities; risks associated with stockholder litigation in connection with the Merger, including resulting expense or delay; the risk that HTA’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the Merger; risks related to future opportunities and plans for HTA, including the uncertainty of expected future financial performance and results of the combined company following completion of the Merger; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the Merger on the market price of HTA’s or HR’s common stock; the possibility that, if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial analysts or investors, the market price of HTA’s common stock could decline; general adverse economic and local real estate conditions; changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of REITs and changes to laws governing the healthcare industry; the availability of capital; changes in interest rates; competition in the real estate industry; the supply and demand for operating properties in HTA’s proposed market areas; changes in accounting principles generally accepted in the US; policies and guidelines applicable to REITs; the availability of properties to acquire; the availability of financing; pandemics and other health concerns, and the measures intended to prevent their spread, including the currently ongoing COVID-19 pandemic; and the potential material adverse effect these matters may have on HTA’s business, results of operations, cash flows and financial condition. Additional information concerning HTA and its business, including additional factors that could materially and adversely affect HTA’s financial results, include, without limitation, the risks described under Part I, Item 1A – Risk Factors, in HTA’s 2021 Annual Report on Form 10-K and in HTA’s other filings with the Securities and Exchange Commission. Contacts Financial Contact: Robert A. Milligan Chief Financial Officer P: 480.998.3478 Media Contact: Andrew Siegel / Joseph Sala Joele Frank, Wilkinson Brimmer Katcher P: 212.355.4449